Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

December 7, 2006
TSX - V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
FSE: GV6

Avino Process Plant Receives Top Marks From Engineering Audit; Replacement Value Estimated to be US$40 Million

December 6, 2006 - Avino Silver & Gold Mines Ltd. is pleased to announce the Avino process plant in Durango, Mexico has received top marks in a recently completed engineering audit.

Avino Silver & Gold Mines commissioned an independent plant audit by Herb Osborne and Associates in September 2006, a widely recognized expert in process plant evaluations, to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant.

The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993. Most of the infrastructure is in place for an ongoing 1000 TPD operation. Some of the buildings will require cleanup and repair and refurbishment. The plant was fully permitted but remains in temporary closure. Permits will have to be brought current.

At the time of shutdown in 2001 with low commodity prices the mill was operating at an average rate of 1130 TPD. The concentration ratio (weight) ranged from 2.5 to 3.5% i.e. producing 25-30 TPD of concentrate at a 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu. Prior to shut down the average cost per ton milled was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter. A new mining value cut off grade was determined to be around US $30/ton. This followed a review of the historical production and financial figures.

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US $1 million for an operating life of 5 to 10 years. A more realistic schedule would be nine months to accommodate the time required to ready the mine for continuous production.

The report also concluded that the existing tailings pond is near capacity and that there is adequate space with reasonable gradients adjacent to the existing tailings to construct a new tailings area as well as space for a future heap leach operation in previously disturbed ground. Order of magnitude cost estimate for this tailings facility is based on a starter dam and monitoring devices necessary for a ten year life is a little over US $2 million.

Total capital expenditure to achieve a 10 year operating plan is therefore estimated to be around US $3 million and a reasonable valuation of the property as an operating entity is US $40 million.

We are planning to dewater the main trackless decline ramp starting in the 2007. This will allow access for development of underground workings and drilling to bring the ore blocks into NI-43101 compliance.

You can view this report in its entirety on the Avino web site: http://www.avino.com/i/pdf/Estimate_of_magnitude.pdf

This report has been review by Jasman Yee, P.Eng., Qualified Person for National Instrument 43 101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.